SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Boise Inc.

(Name of Subject Company (Issuer))

Bee Acquisition Corporation

a wholly-owned subsidiary of

Packaging Corporation of America

(Name of Filing Persons, Offerors)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09746Y105

(CUSIP Number of Class of Securities)

Kent A. Pflederer

Senior Vice President—Legal and Administration

1955 West Field Court

Lake Forest, Illinois 60045

(847) 482-3000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Philip J. Niehoff, Esq.

Mayer Brown LLP

71 South Wacker Drive

Chicago, IL 60606

Telephone: (312) 782-0600

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,286,113,114.95	$175,425.83

(1)	Estimated solely for purposes of calculating the amount of the filing fee. Calculated by adding (1) the product of (a) $12.55, the per share tender price, and (b) 102,197,326 shares of common stock, par value $0.0001 per share (the “Shares”), of Boise Inc., which includes restricted stock, restricted stock units and performance stock units, and (2) the product of (a) the difference between (x) $12.55 and (y) an exercise price of $8.34 (the weighted-average exercise price of outstanding options with an exercise price less than $12.55) and (b) 840,065 Shares issuable pursuant to such outstanding options.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction value by .00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $175,425.83	Filing Party: Packaging Corporation of America
Form or Registration No.: Schedule TO	Date Filed: September 26, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Bee Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Packaging Corporation of America, a Delaware corporation (“Parent”), with the Securities and Exchange Commission (the “SEC”) on September 26, 2013 (as amended and supplemented by Amendment No. 1 filed with the SEC on September 30, 2013 and this Amendment, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Boise Inc., a Delaware corporation (“Boise”), at a price of $12.55 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated September 26, 2013 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

(a) The second to last paragraph of Section 15 —“Conditions of the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following to the end of the paragraph:

“The HSR Condition has been satisfied by the grant of early termination of the HSR waiting period issued by the FTC on September 30, 2013.”

(b) The third paragraph of Section 16 —“Legal Matters; Required Regulatory Approvals—Antitrust Compliance” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“On September 26, 2013, Parent filed a Premerger Notification and Report Form with the Antitrust Division and the FTC for review in connection with the Offer. The initial waiting period under the HSR Act, which was scheduled to expire on October 11, 2013, was terminated early, effective September 30, 2013.”

“On October 1, 2013, Parent and Boise issued a joint press release announcing the early termination of the applicable waiting period under the HSR Act. The full text of the press release is attached as Exhibit (a)(5)(H) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(H)	Press release issued by Parent and Boise on October 1, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2013

BEE ACQUISITION CORPORATION

By:	/s/ Mark W. Kowlzan
Name:	Mark W. Kowlzan
Title:	President

PACKAGING CORPORATION OF AMERICA

By:	/s/ Mark W. Kowlzan
Name:	Mark W. Kowlzan
Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated September 26, 2013.

(a)(1)(B)*	Form of Letter of Transmittal (including Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press release issued by Parent and Boise on September 16, 2013 (incorporated by reference to Exhibit 99.1 of Parent’s Current Report on Form 8-K filed on September 17, 2013).

(a)(5)(B)*	Summary Advertisement as published in the Wall Street Journal on September 26, 2013.

(a)(5)(C)	Slide Presentation, dated September 16, 2013 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Parent on September 16, 2013).

(a)(5)(D)	Letter to employees, dated September 16, 2013 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Parent on September 16, 2013).

(a)(5)(E)*	Complaint filed on September 20, 2013 in the Court of Chancery of the State of Delaware, captioned Ratley v. Boise Inc., et al. (Case No. 8933).

(a)(5)(F)*	Complaint filed on September 25, 2013 in the Court of Chancery of the State of Delaware, captioned DCM Multi-Manager Fund, LLC v. Boise Inc., et al. (Case No. 8944).

(a)(5)(G)**	Complaint filed on September 27, 2013 in the Court of Chancery of the State of Delaware, captioned Louisiana Municipal Police Employees’ Retirement System v. Boise Inc., et al. (Case No. 8952).

(a)(5)(H)	Press release issued by Parent and Boise on October 1, 2013.

(b)(1)	Commitment Letter, dated as of September 16, 2013, by and among Packaging Corporation of America, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.1 of Parent’s Current Report on Form 8-K filed on September 17, 2013).

(d)(1)	Agreement and Plan of Merger, dated as of September 16, 2013, by and among Parent, Purchaser and Boise (incorporated by reference to Exhibit 2.1 of Parent’s Current Report on Form 8-K filed on September 17, 2013).

(d)(2)*	Confidentiality Agreement, dated as of September 6, 2013, between Parent and Boise Paper Holdings, L.L.C.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed with the SEC on September 26, 2013.
**	Previously filed with Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on September 30, 2013.

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